Exhibit 99.1

ObsEva appoints Brian O’Callaghan as Chief Executive Officer

Geneva, Switzerland and Boston, MA – November 9, 2020 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health today announced that ObsEva’s Board of Directors has appointed Brian O’Callaghan, to succeed Dr Ernest Loumaye, as Chief Executive Officer and member of the company’s Executive Committee, effective 1 December 2020. He will also be proposed for election on ObsEva’s Board of Directors at next company AGM.

As ObsEva evolves from a development company towards commercialization, Dr Ernest Loumaye, co-founder and CEO of ObsEva, has expressed his wish to retire from the day to day operation. He will continue to serve as a member of ObsEva’s Board of Directors and will work to ensure a smooth transition with Brian O’Callaghan.

Brian O’Callaghan is a Life Science Executive who brings a breadth of experience to ObsEva, having held senior positions within a number of public and private pharmaceutical and biotechnology companies, in both Europe and the United States. These include CEO positions at Petra Pharma, Acucela, Sangart and BioPartners, as well as senior management positions at Pfizer, Merck Serono, Novartis, Covance and NPS Pharmaceuticals. Brian brings with him a wide range of experience, having managed businesses and programs across multiple therapeutic areas from concept through commercialization, and as such is well qualified to leverage his significant experience to lead ObsEva through its future development, regulatory filings and product launches.

“I am delighted to lead ObsEva into the future as it intends to file its first market authorization application (MAA) for Linzagolix for the treatment of heavy menstrual bleeding and pain associated with uterine fibroids in pre-menopausal women in the EU before year end and a new drug application (NDA) in the U.S. in the first half of 2021. I look forward to working with ObsEva’s Board and team to advance the development and commercialization of best in class therapies that women deserve”, said Brian O’Callaghan.

Dr Ernest Loumaye, CEO and Co-Founder of ObsEva, said: “It has been a tremendous honor to serve as the CEO of ObsEva since founding the company and I am incredibly proud of everything our team has accomplished in the past seven years. I am delighted to be succeeded by Brian whose wealth of experience will greatly benefit ObsEva as we move forward and evolve, and I am committed to supporting him and ObsEva during this transition and in the future.”

Dr Frank Verwiel, Chairperson of ObsEva Board of Directors, said: “The Board and myself are confident that Brian is the right person to lead ObsEva in its next phase of evolution. He is a seasoned leader with significant experience working with the public markets and delivering value to shareholders. We are delighted to welcome him as our CEO. I would like to sincerely thank Dr Ernest

Loumaye for his steadfast leadership and commitment to ObsEva over the past seven years, developing ObsEva and its pipeline towards commercialization.”

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving embryo transfer outcomes following in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, and ObsEva’s plan to submit its MAA in Europe and NDA in the United States. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, clinical development and related interactions with regulators, , ObsEva’s reliance on third parties over which it may not always have full control, the impact of the novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2019, the Risk Factors disclosed in ObsEva’s Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on November 5, 2020 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550